NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA INTERSECTS 128.5 G/T GOLD OVER 1.05 METERS AT FENELON

July 19, 2006 – American Bonanza Gold Corp. (TSX:BZA, Frankfurt: AB2) (“Bonanza”) is pleased to announce that core drilling has intersected high grade gold on the Discovery Zone at the 100% owned Fenelon Project, located in north central Quebec.

Recently completed drill hole FA-06-297 intersected 1.05 meters grading 128.5 grams per tonne gold within a 11.5 meter zone grading 15.65 grams per tonne gold. Within this 11.5 meter zone, the drill hole also encountered a separate 7.0 meter zone grading 6.15 grams per tonne gold, which contains a 1.1 meter zone grading 21.7 grams per tonne gold and a 0.7 meter zone grading 12.1 grams per tonne gold. FA-06-297 was designed to offset a high grade zone previously drilled within the main Discovery Zone and confirms the known high grade gold mineralization and continuity of the Discovery Zone.

Gold Assay Results

Drill Hole #	From meters	To meters	Grade Au g/t	Length meters	Grade Au oz/t	Length feet
FA-06-296	90.6	91.6	6.24	1.0	0.18	3.3
FA-06-297	102.15	103.65	1.42	1.5	0.04	4.9
	110.7	122.2	15.65	11.5	0.46	37.7
Including	110.7	111.75	128.50	1.05	3.75	3.4
and	115.2	122.2	6.15	7.0	0.18	23.0
Including	117.3	118	12.10	0.7	0.35	2.3
and	121.1	122.2	21.70	1.1	0.63	3.6
	133.25	139.15	2.34	5.9	0.07	19.4
Including	138.0	139.15	9.31	1.15	0.27	3.8
Including	138.0	138.5	19.30	0.5	0.56	1.6
FA-06-298B	98.4	99.4	1.14	1.0	0.03	3.3
	131.05	131.5	1.43	0.45	0.04	1.5

Grades shown are weighted average grades. The interval lengths shown are measured along the core axis and are not true widths. Although the drilling is generally oriented at high angles to the target structure in an effort to drill as near to true thickness as practical, current estimates indicate that the true thicknesses will be approximately 75% of the drilled intervals. The current assay results follow up assay results announced by Bonanza in a news release dated March 1, 2006 which is available at www.americanbonanza.com.

A total of 42 holes (13,201.15 meters) were drilled to test for continuity of mineralization by offsetting and twinning old holes, and exploring for down dip and strike extensions of the Discovery Zone. The program successfully accomplished these goals by increasing the size of the deposit down dip, and discovering new parallel zones in the hanging wall along strike to the west.

Bonanza geologists are currently analyzing assay, structural and geologic data towards better understanding the controls on mineralization. Planning has begun for a second phase of drilling at the Discovery Zone to further delineate the new gold zones discovered in the hanging wall along strike to the Discovery Zone. Mineralization defined to date is within 200 meters of the surface and studies continue to determine whether the zone is amenable to open pit mining methods.

The Fenelon Project area is located along the Detour Lake - Fenelon Break, a major structural zone that parallels the Archean metasedimentary-metavolcanic units on the north edge of the Abitibi Greenstone Belt. The Abitibi Greenstone belt has accounted for more than 150 million ounces of gold from deposits similar to the Fenelon gold deposit. The Detour Lake mine located about 30 kilometers along strike to the west of Fenelon has produced over 2 million ounces of gold. Many other gold occurrences, including Bonanza’s La Martiniere project are within 30 kilometers of Fenelon along the Detour Lake – Fenelon Break.

Bonanza is planning further exploration of this exciting gold province with a second phase of drilling at Fenelon scheduled late in 2006 and extending into 2007.

Qualified Person

The Fénélon Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ), under the technical supervision of Robert Hawkins, VP Exploration for Bonanza, supported by Alain Carrier, P. Geol. (OGQ) of Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Robert Hawkins, VP Exploration for Bonanza responsible for its projects.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Development stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec.

Bonanza has 100.1 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Ascenta Capital Partners Inc.
Attention:	Bruce Korhonen
Toll free	1-866-684-4743 ext. 30
Email	bruce@ascentacapital.com

Or:

American Bonanza Gold Corp.
Attention:	Susan Wilson, Corporate Communications
Phone:	(604) 688-7508
Email:	info@americanbonanza.com